UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 23, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:  /s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: January 23, 2008

23 January 2008
LGL’s Ballarat mine reopens
Lihir Gold Ltd’s Ballarat gold mine has been reopened today following the successful restoration of the main Woolshed Gully access decline.
The decline has been closed since November 19, when a rock fall over a 12 metre span, some 740 metres from the entry, blocked access to the underground work areas.
A remediation plan devised in close collaboration with regulatory authorities, and with a strong focus on the safety of recovery workers, has enabled the decline to be cleared. Additional support has been installed in the decline above and below the affected area to ensure the continued safety of mine workers.
Normal underground operations are being progressively resumed, again with a primary focus on safety.
The rock fall has caused a three month delay in the development of the underground infrastructure. However, we remain confident that the mine will commence commercial production by the end of 2008.
For further information:
Joe Dowling
GM Corporate Affairs
0421 587 755